NO ACT

PE
12-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004127

Received SEC

FEB 0 4 2009

Washington, DC 20549

February 4, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-4-09

Louis Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: Morgan Stanley
Incoming letter dated December 22, 2008

Dear Mr. Goldberg:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposal submitted to Morgan Stanley by the Free Enterprise Action Fund. We also received a letter on the proponent's behalf on January 13, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Steven J. Milloy
Action Fund Management, LLC
Managing Partner & General Counsel
12309 Briarbush Lane
Potomac, MD 20854

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated December 22, 2008

The proposals relate to the qualifications, conflict of interest disclosures and compensation of Morgan Stanley board members and nominees.

There appears to be some basis for your view that Morgan Stanley may exclude the proposals under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the proposals from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Morgan Stanley relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 12, 2008

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Morgan Stanley. under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a December 22, 2009 request from Morgan Stanley ("Morgan") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal (the "Proposal").

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that Morgan's request is without merit and that there is no legal or factual basis for Morgan to exclude the Proposal from its 2009 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. The Proposal is not excludable under Rule 14a-8(c).

Morgan seeks to exclude the Proposal on the grounds that the Proposal contains three parts that it regards as three separate proposals.

A multi-part proposal, however, is not *ipso facto* excludable under Rule 14a-8(c). A multi-part proposal that relates to a single concept is permissible. *See e.g., Computer Horizons Corp. (April 1, 1993).*

In the instant case, the Proposal has multiple parts that relate to a single concept — improving director accountability. The Proposal seeks to accomplish that single concept by ensuring that directors have a substantial and pre-existing interest in the company, identifying and disclosing director conflicts of interest, and incentivizing directors to take an active interest in corporate affairs.

The tumultuous corporate and market events of 2008 indicate that directors are often not meeting their fiduciary responsibilities to shareholders. Director positions often seem to be mere rubber-stamping sinecures that benefit the directors regardless of their performance. The Proposal seeks to improve director accountability to shareholders through a mandatory change in corporate by-laws.

To exclude the proposal based on arbitrary procedural considerations would be to continue to leave shareholders exposed to self-serving, incompetent, disloyal and overpaid directors.

II. The Proposal has not been substantially implemented by Morgan.

The Proposal requires that director candidates own Morgan stock for 1 year *before* election to the board — just like the Rule 14a-8 requirement for shareholders filing proposals. In contrast, Morgan currently only requires directors to become shareholders 60 days *after* election. These are manifestly quite different requirements.

The Proposal requires disclosure of director conflicts regarding particular corporate matters on an ongoing basis. Such disclosures are not required by Morgan's current standards. Morgan's current conflict of interest disclosure requirements are further inadequate because they do not inform shareholders when, how and why conflict of interest rules have been applied.

The Proposal aims to align director interests with shareholders interests by compensating directors with a fixed number of shares of common stock only. Morgan's current director compensation plan is perverse in that directors receive a fixed value of stock ($250,000 worth) — so directors actually get more stock when the company does poorly.

III. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff three times refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.

- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

V. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Morgan's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Morgan and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Morgan and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Morgan or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Morgan's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Louis Goldberg, Davis Polk & Wardwell (for Morgan Stanley)

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

December 22, 2008

Re: Stockholder Proposal of the Free Enterprise Action Fund Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Dear Sir or Madam:

On behalf of Morgan Stanley, a Delaware corporation (the "**Company**" or "**Morgan Stanley**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "**Exchange Act**"), as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by the Free Enterprise Action Fund (the "**Proponent**") on October 30, 2008 (the "**Proposal**") for inclusion in the proxy materials Morgan Stanley intends to distribute in connection with its 2009 Annual Meeting of Shareholders (the "**2009 Proxy Materials**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, Morgan Stanley omits the Proposal from its 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the U.S. Securities and Exchange Commission (the "**Commission**") no later than 80 days before Morgan Stanley intends to file its definitive 2009 Proxy Materials with the Commission. Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), the Proposal and a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2009 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The full text of the Proposal is attached hereto as Exhibit A. The Resolution states:

> Resolved: That the Company amend its bylaws to make members of the board of directors more accountable to shareholders as follows:
>
> 1. PRE-EXISTING INTEREST IN CORPORATE SUCCESS. Candidates standing for election must personally have owned at least $2,000 worth of the common stock of the corporation for at least one year prior to their nomination as a candidate for the board.
>
> 2. CONFLICT OF INTEREST DISCLOSURE. Upon nomination to the board, each director must, in writing, declare any known or reasonably likely potential conflicts of interest, and affirm that their personal relationships with other members of corporate management, their personal political beliefs and their personal involvement with other organizations and businesses will not materially conflict with the interests of shareholders. The conflict of interest disclosure should be made available to shareholders by posting on the corporate web site. Director recusals from specific corporate matters based on conflict of interest should be reported to shareholders on the corporate web site.
>
> 3. COMPENSATION TIED TO CORPORATE SUCCESS. Exclusive of expenses, director compensation is limited to common stock only. The annual amount of such compensation should not exceed the amount of common stock that the board member directly owns.
>
> The changes in the by-laws would only apply to new directors elected to the board starting in 2010. They are not intended to disqualify any existing directors up for election in the current year.

We note that the Proponent seeks three binding bylaw amendments. In support of the Proposal's first proposed bylaw amendment, Pre-Existing Interest in Corporate Success (the "**First Proposed Amendment**"), the supporting statement states that "directors should have a pre-existing financial interest and commitment to the company." The supporting statement supports the second proposed bylaw amendment, Conflict of Interest Disclosure (the "**Second Proposed Amendment**"), by stating that director conflicts of interest "must be avoided" because "directors are the shareholders' representatives." Finally, the third proposed bylaw amendment, Compensation Tied to Corporate Success (the "**Third Proposed Amendment**"), is supported by the statement that "directors' financial interest in the corporation should be the same as shareholders." The supporting statement concludes by stating that "changes to the director qualification and compensation provisions of the corporate by-laws will enhance director accountability to shareholders and, ultimately, corporate performance."

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(c) and Rule 14a-8(i)(10) for the reasons discussed below.

Rule 14a-8(c)

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Company believes that the Proposal may be excluded under Rule 14a-8(c) because the Proponent has submitted multiple proposals for inclusion in the Company's 2009 Proxy Materials. Rule 14a-8(f) permits a company to exclude a shareholder proposal if the company notifies the shareholder of procedural or eligibility deficiencies within 14 days of receiving the proposal, and the shareholder fails to correct the deficiencies within 14 days of receiving the company's notification.

On October 30, 2008, the Company received the Proposal from the Proponent. On November 12, 2008, the Company sent the Proponent a letter informing the Proponent that under Rule 14a-8(c) a shareholder may submit only one proposal for inclusion in the proxy statement for a shareholders' meeting and requesting that the Proponent amend the Proposal (to state only one proposal) within 14 days of receipt of the Company's letter. In addition, the Company enclosed a copy of Rule 14a-8 with the letter. A copy of the Company's letter is attached hereto as Exhibit B. The Proponent declined to amend the Proposal and, in its reply to the Company via email on November 20, 2008, stated: "We do not concur with your view of our proposal being three proposals. It is one proposal with three parts." A copy of the Proponent's email response is attached hereto as Exhibit C.

The Staff has consistently concluded that distinct proposals may be excluded under Rule 14a-8(c), even if they are combined into one submission. In applying the one-proposal limitation of Rule 14a-8(c), the Staff has considered whether each part of a proposal that contains multiple parts relates to a single concept. *See, e.g., Computer Horizons Corp.* (April 1, 1993). A single submission that contains multiple proposals on distinct topics may be excluded, even if the topics relate to the same general subject matter. For example, the Staff has permitted the exclusion of multiple proposals that appear to relate to the general subject matter of making directors more accountable to shareholders. *See, e.g., Electronic Data Systems* (March 10, 1998) (distinct proposals that requested annual director elections and the appointment of an independent lead director where one of the purported single concepts was increasing the accountability of directors excluded under the predecessor rule to Rule 14a-8(c)); *Downey Financial Corp.* (December 27, 2004) (distinct proposals relating to director compensation and independent directors excluded); *Fotoball, Inc.* (May 6, 1997) (distinct proposals that recommended establishing minimum stock ownership requirements for directors, limiting the form of director compensation to common stock or options and prohibiting non-employee directors from performing other services for the company for compensation excluded under the predecessor rule to Rule 14a-8(c)).

The Proponent, in its email response to the Company's letter, admits that its Proposal has three parts. In our view, the three parts of the Proposal do not relate to a single concept, and the Proposal includes three distinct proposals. The First Proposed Amendment relates to qualifications for director nominations by establishing minimum share ownership requirements for director candidates prior to their nomination to the Company's Board of Directors (the "**Board**"). The Second Proposed Amendment relates to the Company's disclosure obligations and to conflict of interest matters, by requiring the Company to publish information on director nominees' and existing directors' conflicts of interest. The Third Proposed Amendment relates to director compensation by limiting the form and amount of director compensation. Although one of the goals identified in the Proposal's supporting statement is enhancing "director accountability," such a goal is too general to constitute a single concept within the meaning of the one-proposal limitation of Rule 14a-8(c). Consistent with *Electronic Data Systems*, *Downey* and *Fotoball*, the Company believes that the Proposal may be properly excluded from its 2009 Proxy Materials under Rule 14a-8(c), as it contains three distinct proposals that do not relate to a single concept. Furthermore, as noted above, the Company provided a deficiency letter to the Proponent within the time period specified by Rule 14a-8, and the Proponent failed to correct the deficiency within the time period required by Rule 14a-8.

Rule 14a-8(i)(10)

The Company believes that the Proposal may also be excluded because the Company has substantially implemented the three proposed amendments. Rule 14a-8(i)(10) permits the exclusion of a proposal if the company has already substantially implemented the proposal. To be "substantially implemented," the proposal does not have to be "fully effected." *Exchange Act Release No. 20091* (August 16, 1983). Instead, the Staff has stated that if a company's policies, practices and procedures "compare favorably" with the requirements of the proposal, it has substantially implemented the proposal. *Texaco, Inc.* (March 28, 1991).

The First Proposed Amendment

The Company has already substantially implemented the First Proposed Amendment. The First Proposed Amendment would impose share ownership requirements on director nominees. The Company's Corporate Governance Policies require directors to become shareholders of the Company within 60 days after their election to the Board. The Corporate Governance Policies are available on the Company's website.[1] The Company believes that the share ownership requirement in the Company's Corporate Governance Policies demonstrates that director ownership guidelines are substantially implemented.

The Second Proposed Amendment

The Company has already substantially implemented the Second Proposed Amendment. The Second Proposed Amendment would require the Company to disclose for each director any known or reasonably likely potential conflicts of interest and affirm that his or her personal relationships with members of corporate management, political beliefs and involvement with other organizations and businesses will not materially conflict with the interests of shareholders. In addition, the Second Proposed Amendment would require the Company to disclose director recusals from specific corporate matters based on conflicts of interest on its website. The Proposal's supporting statement indicates that the objectives of the Second Proposed Amendment are to report conflicts of interest "to shareholders prior to director elections so that shareholders can decide whether they might hinder a director's ability to act in the interest of shareholders" and to disclose conflicts of interest that develop following director elections. The Company has already substantially implemented the Second Proposed Amendment through compliance with the Commission's public disclosure requirements (as noted below) and the Company's Code of Ethics and Business Conduct, which is available on the Company's website.[2]

---

[1] Available at www.morganstanley.com/company/governance/cgpolicies.html.

[2] Available at www.morganstanley.com/company/governance/ethics.html.

The Staff has, on several occasions, granted relief under Rule 14a-8(i)(10) where the company has substantially implemented a proposal by complying with the Commission's disclosure requirements. In *Verizon Communications Inc.* (February 21, 2007), Verizon sought to exclude a proposal requiring disclosure in its proxy statement of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether the nominee was independent. The Staff concurred with Verizon that the proposal could be excluded because Verizon disclosed substantially similar information in accordance with the regulations promulgated by the Commission pursuant to Regulation S-K. *See also Bank of America Corporation* (January 14, 2008) (concurring with the exclusion of a proposal requesting the disclosure of board meeting attendance records for the prior year because the company substantially implemented the proposal by providing all material information regarding the activities of director nominees through compliance with the Commission's disclosure requirements); *Honeywell International Inc.* (February 21, 2007) (same as *Bank of America Corporation*) and *Eastman Kodak Company* (February 1, 1991) (concurring with the exclusion of a proposal requesting the disclosure of all fines paid for violations of environmental laws and regulations because the company substantially implemented the proposal through compliance with the Commission's disclosure requirements).

The Company believes that it already provides its shareholders with the information necessary to evaluate director and director nominee conflicts of interest through the public disclosure in the Company's proxy statement prior to the annual election of directors. In accordance with the Commission's disclosure requirements, the Company already includes descriptions of the following information in its annual reports and proxy materials:

(i) each director or nominee's business experience during the past five years, including his or her principal occupations and employment and the name and principal business of any corporation or other organization in which the director or nominee carried on such occupations and employment (Item 401(e) of Regulation S-K);

(ii) any arrangement or understanding between the director or nominee and any other person pursuant to which the director or nominee was or is to be selected as a director or nominee (Item 401(a) of Regulation S-K);

(iii) the nature of any family relationship between any director, executive officer or person nominated or chosen by the Company to become a director or executive officer (Item 401(d) of Regulation S-K);

(iv) an y directorships in publicly-held companies, including any company organized outside of the United States or registered as an investment company, held by a director or nominee (Item 401(e) of Regulation S-K); and

(v) any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, where (a) the Company was or is to be a participant; (b) the amount involved exceeds $120,000; and (c) a Company director or director nominee has or will have a direct or indirect material interest in the transaction (Item 404(a) of Regulation S-K).

Again in accordance with the Commission's disclosure requirements, the Company discloses material proceedings to which any director may be a party adverse to the Company and a director's involvement in legal proceedings generally (Items 103 and 401 of Regulation S-K). In addition, the Company's Code of Ethics and Business Conduct requires directors to disclose any actual or potential conflicts of interest to the Company's Chairman of the Board and Chief Legal Officer and to recuse themselves from any Board discussion or decision affecting their personal, business or professional interests. Any waivers to the Company's Code of Ethics and Business Conduct must promptly be disclosed to the Company's shareholders pursuant to Commission rules. As in *Verizon* and *Bank of America*, the Company believes that its current disclosure practices already provide shareholders the information necessary to meet the objectives of the Second Proposed Amendment and, therefore, that the Company has substantially implemented the Second Proposed Amendment.

<u>The Third Proposed Amendment</u>

The Company has already substantially implemented the Third Proposed Amendment. The Third Proposed Amendment would limit director compensation to common stock and require that the annual amount of director compensation not exceed the amount of common stock that the director directly owns. The Proposal's supporting statement indicates that the objective of the Third Proposed Amendment is to align directors' financial interests with the interests of shareholders by making director compensation dependent upon the "performance and value of the company's common stock." The Company has substantially implemented the Third Proposed Amendment because directors are already required to hold the Company's stock and non-employee directors are compensated in common stock, as further discussed below. Therefore, directors' financial interests are already aligned with the interests of shareholders.

As described above, the Company's Corporate Governance Policies require directors to become shareholders of the Company within 60 days after their election to the Board. Furthermore, under the Company's Directors' Equity Capital Accumulation Plan, non-employee directors receive a $250,000 equity award upon initial election to the Board and annually thereafter on the date of the annual meeting of shareholders (the sole Company director who is also a Company employee does not receive any compensation for his role as director). The equity award is granted 50% in the form of stock units that do not convert to shares of common stock payable to the director until he or she retires from the Board and 50% in shares of common stock that the director may elect to defer into stock units. Director compensation is disclosed in the Company's proxy statement. Since the Company already has policies in place that meet the objectives of the Third Proposed Amendment, the Company believes that it has substantially implemented the Third Proposed Amendment.

For the foregoing reasons, the Company believes that it has substantially implemented the Proposal. Therefore, the Company submits that the Proposal may be excluded from its 2009 Proxy Materials under Rule 14a-8(i)(10).

* * *

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, Morgan Stanley omits the Proposal from its 2009 Proxy Materials. Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Louis Goldberg

Attachment

cc w/ att: Steven Milloy (Action Fund Management, LLC, investment advisor to the Free Enterprise Action Fund)

Martin M. Cohen (Morgan Stanley)

EXHIBIT A

Proposal of Free Enterprise Action Fund

FAX

To: **Thomas Nides**
Fax: **212-404-9609**
Pages: 3
Re: **2009 shareholder proposal**

From: Steven Milloy
Action Fund Management, LLC
advisor to the Free Enterprise Action Fund
12309 Briarbush Lane
Potomac, MD 20854

T: 301-258-2852
F: 301-330-3440
E: steve@feaox.com
W: www.feaox.com

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX

October 30, 2008

Mr. Thomas R. Nides
Corporate Secretary
Morgan Stanley
1585 Broadway
New York, NY 10036

Dear Mr. Nides:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Morgan Stanley (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (FEAOX) is the beneficial owner of approximately 978 shares of the Company's common stock, all of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership will be submitted by separate correspondence.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Morgan Stanley Common Stock

Attachment: Shareholder Proposal: Director Accountability

Director Accountability

Resolved: That the Company amend its bylaws to make members of the board of directors more accountable to shareholders as follows:

1. PRE-EXISTING INTEREST IN CORPORATE SUCCESS. Candidates standing for election must personally have owned at least $2,000 worth of the common stock of the corporation for at least one year prior to their nomination as a candidate for the board.

2. CONFLICT OF INTEREST DISCLOSURE. Upon nomination to the board, each director must, in writing, declare any known or reasonably likely potential conflicts of interest, and affirm that their personal relationships with other members of corporate management, their personal political beliefs and their personal involvement with other organizations and businesses will not materially conflict with the interests of shareholders. The conflict of interest disclosure should be made available to shareholders by posting on the corporate web site. Director recusals from specific corporate matters based on conflict of interest should be reported to shareholders on the corporate web site.

3. COMPENSATION TIED TO CORPORATE SUCCESS. Exclusive of expenses, director compensation is limited to common stock only. The annual amount of such compensation should not exceed the amount of common stock that the board member directly owns.

The changes in the by-laws would only apply to new directors elected to the board starting in 2010. They are not intended to disqualify any existing directors or directors up for election in the current year.

Supporting Statement:

The purpose of the board of directors is to oversee corporate executive management on behalf of shareholders. We are concerned that existing policies concerning board qualifications and compensation are insufficient to ensure that members of the boards of directors are carrying out their fiduciary responsibilities to shareholders.

To remedy this deficiency, we propose three amendments to the corporate by-laws:

First, directors should have a pre-existing financial interest and commitment to the company -- at least to the extent that shareholders are required to have before they are permitted to file shareholder proposals under SEC proxy rules.

Second, directors are the shareholders' representatives in the corporation. As such conflicts of interest must be avoided. Conflicts of interest should be reported to shareholders prior to director elections so that shareholders can decide whether they might hinder a director's ability to act in the interest of shareholders. Conflicts of interest that develop following election to the board should also be disclosed.

Third, to ensure that directors are acting entirely in the interests of shareholders, directors' financial interest in the corporation should be the same as shareholders -- that is, director compensation should depend upon the performance and value of the company's common stock. Annual compensation is limited to the amount of stock a director owns upon election or subsequent anniversaries of his election to the board.

We believe these changes to the director qualification and compensation provisions of the corporate by-laws will enhance director accountability to shareholders and, ultimately, corporate performance.

EXHIBIT B

Company's letter to Free Enterprise Action Fund

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

Direct Dial: (212) 762-7264
Facsimile No: (212) 212 507-3348
Email: Jeanne.Greeley@morganstanley.com

VIA FACSIMILE, E-MAIL AND OVERNIGHT MAIL

November 12, 2008

Mr. Steven J. Milloy
Action Fund Management, LLC

12309 Briarbush Lane
Potomac, MD 20854

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Milloy:

We received your letter dated October 30, 2008 submitting a proposal on behalf of The Free Enterprise Action Fund ("FEAOX") for inclusion in the 2009 proxy statement of Morgan Stanley (the "Company").

Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), requires that in order to be eligible to submit a proposal for inclusion in our proxy statement FEAOX must, among other things, have continuously held at least $2,000 in market value of the Company's common stock for at least one year by the date you submitted the proposal. FEAOX is not currently the registered holder on the Company's books and records of any shares of the Company's common stock and has not provided proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the proposal (October 30, 2008), FEAOX had continuously held at least $2,000 in market value of the Company's common stock for at least the one year period prior to and including October 30, 2008.

In addition, Rule 14a-8(c) of the Exchange Act states that a shareholder may submit no more than one proposal for a particular shareholders meeting. The resolution in your proposal letter (the "Resolution") contains three parts that we consider to be separate shareholder proposals, namely:

- Part 1, which relates to the director nomination process by establishing conditions (share ownership) for nomination to the Company's board of directors (the "Board");
- Part 2, which relates to disclosure obligations for both Board nominees and existing Board members; and

- Part 3, which relates to director compensation.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information to us with respect to stock ownership and amend the Resolution to state only one proposal no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Jeanne Greeley
Assistant Secretary

Enclosure

[Code of Federal Regulations]
[Title 17, Volume 3]
[Revised as of April 1, 2002]
From the U.S. Government Printing Office via GPO Access
[CITE: 17CFR240.14a-8]

[Page 183-187]

TITLE 17--COMMODITY AND SECURITIES EXCHANGES

CHAPTER II--SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

PART 240--GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934--Table of Content:

Subpart A--Rules and Regulations Under the Securities Exchange Act of 1934

Sec. 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In

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summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to ``you'' are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word ``proposal'' as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a

shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the ``record'' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (Sec. 240.13d-101), Schedule 13G (Sec. 240.13d-102), Form 3 (Sec. 249.103 of this chapter), Form 4 (Sec. 249.104 of this chapter) and/or Form 5 (Sec. 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the

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company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (Sec. 249.308a of this chapter) or 10-QSB (Sec. 249.308b of this chapter), or in shareholder reports of investment companies under Sec. 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Sec. 240.14a-8 and provide you with a copy under Question 10 below, Sec. 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

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Note to paragraph (i)(1):

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2):
We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Sec. 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;
(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9):
A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;
(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.
(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a

proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

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(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Sec. 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Sec. 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998]

<u>EXHIBIT C</u>

Free Enterprise Action Fund's Response, via email, to Company's Letter

-----Original Message-----
From: Steven Milloy [mailto:steve@feafund.com]
Sent: Thursday, November 20, 2008 1:19 PM
To: Greeley O'Regan, Jeanne (LEGAL)
Cc: tom@feafund.com; Bellerand, Shelly (LEGAL)
Subject: Free Enterprise Action Fund shareholder proposal

Ms. Greeley,

Attached please find the proof of ownership requested in your November 12, 2008 letter concerning the Free Enterprise Action Fund shareholder proposal.

We do not concur with your view of our proposal being three proposals. It is one proposal with three parts. Accordingly, we expect the proposal to be included as submitted with the Company's proxy materials.

Please confirm receipt of the proof of ownership.

Thanks,

Steve Milloy

Steven J. Milloy
Managing Partner
Action Fund Management, LLC
Portfolio Manager, Free Enterprise Action Fund
12309 Briarbush Lane
Potomac, MD 20854
T: 301-258-2852
F: 301-330-3440
E: steve@feaox.com
W: www.FEAOX.com

Huntington

Huntington National Bank
Trust Custody Division
7 Easton Oval –EA4E95
Columbus, Ohio 43219

November 13, 2008

Ms. Jeanne Greeley
Assistant Secretary
Morgan Stanley
1221 Avenue of the Americas
New York, New York 10020

Dear Ms. Greeley,

Huntington National Bank holds 978 shares of the Company's common stock beneficially for the Free Enterprise Action Fund, the proponent of a shareholder proposal submitted to the company and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. Of the 903 shares of the Company stock, 903 shares are held by Huntington National Bank and have been beneficially owned by The Free Enterprise Action Fund continuously for more than one year prior to the submission of this resolution, October 30, 2008. Please refer to the attachment for the purchase dates of said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

John Barker
Trust Relationship Associate-Senior
The Huntington National Bank
7 Easton Oval/EA4E95
Columbus, OH 43219
Ph: (614) 331-9709
Fax:(614) 331-6192
john.barker@huntington.com

END